# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LANTRONIX INC, CIK 0001114925
CUSIP: 516548203
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/01/2025
Amends the filing with accession number 0001683168-21-005965
Filed by CIK 0001429778
Persons authorized to receive notices and communications: TL Investment GmbH, Biesingerstr. 27, Tuebingen, Germany (2M), 72070, 07071 9755280

## Reporting persons
- TL Investment GmbH (CIK 0001429778): type of reporting person: investment company (IV); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For Items 7 -13: Immediately prior to the transfers discussed herein, TL Investment held sole voting power and sole dispositive power over 5,166,471 shares of Common Stock, par value $0.0001 per share, which represented approximately 13.1% of the Common Stock, calculated based on 39,358,610 shares of Common Stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025.
- BRUSCHA BERNHARD (CIK 0001134246): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 2,347,925; shared voting power 0; sole dispositive power 2,347,925; shared dispositive power 0; aggregate amount beneficially owned 2,347,925 (6% of the class)
  Comment: Items 7, 9, 11 and 13: Immediately prior to the transfers discussed herein, Mr. Bruscha held sole voting power and sole dispositive power over 5,347,925 shares of Common Stock, par value $0.0001 per share, which represented approximately 13.1% of the Issuer's Common Stock, calculated based on 39,358,610 shares of Common Stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025.These shares consisted of 5,166,471 shares of Common Stock held by TL Investment, for whom Mr. Bruscha served as the sole managing director, and 181,454 shares held directly. Effective December 1, 2025, Mr. Bruscha transferred 3,000,000 shares to TL Stiftung.
- Manfred Rubin-Schwarz: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For Items 7 -13: Mr. Rubin-Schwarz previously served as co-managing director of TL Investment, until his retirement on December 31, 2023.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: LANTRONIX INC
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

On December 1, 2025, the shares of Common Stock held by TL Investment were transferred to TL Investment's sole owner, Mr. Bruscha, and then 3,000,000 shares were immediately gifted by Mr. Bruscha to TL Stiftung, a charitable foundation based in Tuebingen, Germany ("TL Stiftung").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 1, 2025, TL Investment transferred to Mr. Bruscha all 5,166,471 shares of Common Stock of the Issuer held by TL Investment. On that same date, Mr. Bruscha gifted 3,000,000 shares, to TL Stiftung, as a gift. Accordingly, as of December 1, 2025, TL Investment ceased to have beneficial ownership of any shares of Common Stock, and Mr. Bruscha was the beneficial owner of 2,347,925 shares of Common Stock.

Mr. Bruscha resigned from the Board of Directors of the Issuer effective November 9, 2021, and currently holds no positions with the Issuer. Manfred Rubin-Schwarz retired as one of the two managing directors of TL Investment on December 31, 2023.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on each of the cover pages of this Amendment No. 9 to the Statement is hereby incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on each of the cover pages of this Amendment No. 9 to the Statement is hereby incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment, which information is incorporated by reference into this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days, except that on October 7, 2025, Mr. Bruscha vested with respect to 25,000 shares of Common Stock previously granted to Mr. Bruscha pursuant to the Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 31, 2023, Mr. Rubin-Schwarz ceased to beneficially own more than 5% of the outstanding Common Stock of the Issuer. As of December 1, 2025, TL Investment ceased to beneficially own more than 5% of the outstanding Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1114925/000101968708005112/ltrx_sc13d-111008.htm

## Signatures
- TL Investment GmbH: /s/ Bernhard Bruscha, Bernhard Bruscha - Managing Member (12/08/2025)
- BRUSCHA BERNHARD: /s/ Bernhard Bruscha, Bernhard Bruscha (12/08/2025)
- Manfred Rubin-Schwarz: /s/ Manfred Rubin-Schwarz, Manfred Rubin-Schwarz (12/08/2025)